

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2012

Via E-mail
Curt Hansen
Chief Executive Officer
CH Real Estate II, Inc.
175 South Main Street, Suite 1500
Salt Lake City, UT 84111

> **Re:** **CH Real Estate II, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 8, 2012**
> **File No. 333-179424**

Dear Mr. Hansen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your plan of business primarily involves acquiring and holding for investment real estate or interests in real estate. Please tell us your basis for filing your registration statement on Form S-1 instead of Form S-11. See General Instruction A to Form S-11.

2. We note you had no revenues for the year ended December 31, 2011 and minimal operations. In the forepart of the prospectus, please include an affirmative statement, if true, to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

3.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

Prospectus Cover Page, page 1

4.   We note you indicate on the prospectus cover page that the selling shareholders will sell their shares at $0.005 per share. We further note you indicate offering prices of $0.20 per share and $0.020 per share throughout the document. Please revise your disclosure throughout the prospectus to reconcile for consistency and clarity.

5.   We note the reference to 10,000,000 shares on the top of page 1, and we further note the statement in the first paragraph regarding the sale of up to 1,360,000 shares of your common stock by certain existing shareholders. Please revise to reconcile the number of shares to be offered.

Prospectus Summary, page 3

6.   Within this section, please briefly discuss your current operations and describe any real estate properties that you own.

7.   We note your statement on page 13 that there remains the possibility that the company may not continue to operate as a going concern in the long term. Please revise your summary to include this information and quantify your net loss for the year ended December 31, 2011.

Risk Factors

8.   Please remove all mitigating language from the risk factors. For example purposes only, we note you indicate in several risk factors that various risks will be mitigated by self-financing and a willingness to convert properties into rental properties.

"While we have had sustainable revenues and net profits in the past…," page 5

9.   We note your disclosure on page F-4 that indicates a net loss of $(65,382) for the year ended December 31, 2011. Please revise this risk factor to quantify your net loss and clarify that currently you do not have sustainable revenues and net profits.

"Our growth plan is based upon Management's projection of what may happen…," page 5

10.   We note your reference to section 27A of the 1933 Securities Act and section 21E of the Securities Exchange Act of 1934. It is not clear that you are able to rely upon such safe harbors. These sections apply to an issuer that is subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934 and exclude from the protections of the safe harbor companies that issue penny stock. Please revise your disclosure regarding forward looking statements accordingly.

 "Our shares will be listed for trading on the OTC Bulletin Board…," page 6

11.   We note this risk factor indicates that your shares will be listed for trading on the OTC Bulletin Board. Please revise to clarify here and throughout the document that there is no guarantee that your shares will be quoted on the OTC Bulletin Board, or remove.

Use of Proceeds, page 9

12.   We note you indicate that the proceeds will be used to acquire real estate properties in Utah and California. We further note that you indicate on the prospectus cover page that you will not receive any proceeds of this offering. Please revise this section in its entirety to clarify. Please also revise your Management's Discussion and Analysis section which states that the Company intends to use the capital raised to invest in more opportunities.

13.   We note the disclosure on page 9 that you have "over one million dollars in liquid cash to be used to purchase properties" and on page 14 that you have "large amounts of cash on hand to be used for investing purposes." We further note that your financial statements indicate you have $109,000 in cash and cash equivalents and $86,209 in current liabilities as of December 31, 2011. Please revise to explain or remove.

Holders of Our Common Stock, page 9

14.   We note you indicate you have "approximately 40 shareholders of record and 10,000,000 shares issued and outstanding." Please revise to clarify what you mean by "approximately." Please also explain why there are fewer than 40 shareholders listed in the selling shareholder table or revise.

Determination of Offering Price, page 9

15.   We note you indicate on the cover page of the registration statement that the offering price of the common stock has been arbitrarily determined. We further note you indicate several factors considered in determining the offering price. Please revise to clarify throughout the prospectus how the offering price was determined.

Dilution, page 10

16. Please revise to include the disclosure required by Item 506 of Regulation S-K. Please note that this item requirement covers common equity acquisitions by officers, directors, promoters and affiliated persons over the past 5 years. For example purposes only, we note that you indicate on page 10 that you issued 9,600,000 shares to Curt Hansen for $2,500.

Selling Security Holders, page 10

17. Please revise to indicate the nature of any position, office, or other material relationship which any selling security holder has had within the past three years with the registrant or any of its affiliates. Please refer to Item 507 of Regulation S-K.

18. We note that each of Curt Hansen, Michael Doron and David Rees appear to be listed at least twice in the Selling Security Holder Table on page 11. Please revise to aggregate the holdings of each selling security holder or explain.

19. It appears from your Selling Security Holder Table that several of your selling shareholders may be relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). Please revise the table, as applicable, to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder.

20. Please identify, in a footnote to the table, any individuals who control the voting and dispositive powers of the shares held by Evolution Capital LLC, M E Dancy Consulting Services, Inc., Yorkshire Consulting, LLC, DDR & Associates LLC, Covalence Solutions, LLC, DJDM, Invest in Utah and Vincent & Rees.

Management's Discussion and Analysis

Results of Operations, page 13

21. We note your statement on page 13 that additional funds are available from your founder should the right opportunity arise. Please revise to clarify whether you have an agreement with your founder and, if so, please file this as an exhibit. To the extent there is no agreement, please revise to clarify that your founder has no obligation to provide additional funds and there is no guarantee of additional funds.

22. Please expand to discuss in greater detail your company's plan of operations for the next 12 months and whether your company has sufficient funds to support operations for the next 12 months. Please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Liquidity and Capital Resources, page 13

23. Please revise your disclosure to be more specific about the sources of your liquidity for the next 12 months. For example, if you plan to issue additional equity, you should disclose your plans to do so. If you plan to incur debt obligations, you should disclose whether you have identified any potential lenders.

Business and Recent Developments, page 14

24. Please expand your disclosure to provide greater details regarding your operations and your intended business operations. In this regard, we note that you generated no revenues for the year ended December 31, 2011.

25. We note that you are a real estate company engaged in purchasing properties for the purpose of keeping them as rental properties and/or remodeling them and selling them at a profit. Please revise to more specifically explain how you will determine (i) what properties to purchase and (ii) whether to rent such properties or remodel them to sell at a profit. Please disclose whether you currently have any rental properties or whether you have any experience renting properties.

26. Please expand your disclosure to discuss any properties you currently own and/or any properties you have identified for acquisition or lease, as well as the location of any such properties.

27. We note you indicate on page 15 that you advertise and market to past, present and future clients through your referral system. Please revise to clarify what you mean by past and present clients as you appear to have only sold one property and explain what you mean by "referral system."

Description of Property, page 16

28. Please revise to identify the investors who provide you with office space.

Management, page 16

29. Please revise your table on page 16 to indentify all of the positions held by Curt Hansen and Michael Hansen. For example purposes only, we note that Curt Hansen signs the registration statement as Chief Executive Officer, Principal Financial Officer, Principal

Accounting Officer, and Chairman of the Board of Directors.

30.   Please revise your disclosure to describe Curt and Michael Hansens' business experience during the past five years including each person's principal occupations and employment, the name and principal business of any corporation or other organization in which such occupations and employment were carried on and the dates of such employment. Please refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 18

31.   We note your disclosure on page 10 that you issued shares to Curt Hansen at a substantial discount. We further note you indicate on page 13 that the Company incurred $64,500 in expenses related to a non-cash expenditure of stock based compensation. Please include these payments in your summary compensation table, as well as in your narrative discussion or tell us why it is not appropriate to do so.

Interests of Named Experts and Counsel, page 21

32.   We note you indicate that your legal counsel, Vincent & Rees, will receive 300,000 shares of common stock in exchange for the legal services performed. Please revise to indicate the value of the services performed by Vincent & Rees.

Recent Sales of Unregistered Securities, page 22

33.   Please revise your disclosure to provide the information required by Item 701.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at 202-551-3414 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: David M. Rees
        Vincent & Rees
        Via E-mail